SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2007

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Announcement dated November 15, 2007 regarding Registrant’s key performance indicators for the quarter ended September 30, 2007.

1.2	Press Release dated November 15, 2007 regarding Registrant’s key performance indicators for the quarter ended September 30, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 15, 2007

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington

Tim Pennington
Executive Director

Exhibit 1.1

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

Announcement

UNAUDITED KEY PERFORMANCE INDICATORS FOR THE THIRD QUARTER 2007

HIGHLIGHTS

•	Mobile customer base grew 32.7% quarter on quarter to 9.1 million.
•	Profit attributable to equity holders for the quarter was HK$146 million.
•

For the nine month period ended 30 September 2007 profit attributable to equity holders was HK$70,234 million. Profit attributable to equity holders from continuing operations was HK$203 million, compared to a loss of HK$891 million in the nine months ended 30 September 2006.

CHAIRMAN’S STATEMENT

The Group continued to register strong growth momentum during the quarter. All our major operations reported solid progress with particularly strong results from Israel. Hong Kong continued to show the benefits of the 3G market leadership, and we further extended our 3G operations with the launch of 3G service in Macau in October 2007.

During the quarter, our operations in Indonesia continued the progress we saw in the early stage of operations. Its initial focus is firmly set on driving rapid network expansion and customer growth. As such we are satisfied by the progress reported during the quarter. However, the operations in Vietnam experienced a difficult market with an excess of promotional offers. Whilst we continued to expand our network in the quarter, additional uncertainty has emerged as a result of the market activities and regulatory factors.

In Thailand we signed a non-binding memorandum of understanding (“the Memorandum”) with CAT Telecom Public Company Limited (“‘CAT”) which is an important step in the future development of this business. Under the Memorandum the operations that offer network services in the 25 provinces around Bangkok will be merged with CAT’s operations in the remaining 51 provinces to create a new nationwide network. The completion of this reorganisation, which remains subject to the execution of formal contracts and applicable government and regulatory approvals, is an important step in that our operations will then be able to offer nationwide service and to do so on a sound financial footing. To support this future reorganisation we have subsequently completed the repayment of the remaining external debt for the Thai operation.

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OPERATIONS REVIEW

Indonesia

Activations for our Indonesian operations continued to stay at a high level with 1.19 million gross activations in the quarter. The base today is almost entirely prepaid with 99.8% net activations from prepaid customers. Whilst the Group continues to apply its existing churn policy to the recognition of prepaid customers, where a prepaid customer is recognized as discontinued 90 days after the end of the validity period if the SIM card has not been recharged, we may review this at the end of the year. Using this definition we recognized churn of 572,000 in the period which resulted in a closing customer base of approximately 1,627,000 compared to approximately 1,012,000 at the start of the period. The churn rate was in line with the market.

Due to early stage of operations we saw distortions in the KPI’s for Average Revenue Per User (“ARPU”) and Minutes of Use (“MOU”). During the quarter the customer base increased 60.8% quarter on quarter however the monthly growth rate was distorted with 33.3% growth in July falling to 7.3% in August and 12.4% in September as the impact of churn from activations in the first quarter took effect. By contrast the turnover grew 134.7% quarter on quarter. As a consequence the lag in revenue recognition relative to the customer growth distorted the ARPU on a reported basis. Based on our current activity levels the marginal ARPU of new prepaid activations is currently running at approximately IDR25,000.

During the quarter, our Indonesian operations continued to actively offer promotional on-net minutes as an acquisition driver. Blended MOU on a gross basis was 130 minutes, which includes both outbound and inbound minutes. Excluding promotional minutes, the MOU was 43 minutes.

During the quarter we continued to aggressively expand the network having extended coverage to the whole of Java, Bintan, Batam and launched services in Sumatra.

The Group reviewed its network expansion plans during the period and confirmed plans to expand more rapidly into Sumatra. We will also target expansion into Kalimantan and Sulawesi in 2008. In confirming guidance of HK$4.0 billion for 2007 we expect capital expenditure for 2008 to be at the same level. Our expected total capital expenditure in Indonesia leading to 2010 is in the region of HK$12 billion.

Vietnam

The Vietnamese market witnessed acute competition during the quarter with an excess of promotional offers overwhelming the market. HT Mobile was cautious in matching the sector’s enthusiasm for free airtime and thus during the quarter we added approximately 38,800 gross activations. Using the Group’s existing churn policy we recorded a closing customer base of approximately 185,000 at the end of the quarter with 94.1% from the prepaid segment. Although we saw the increase in the weighting of postpaid customer during the quarter this is not expected to be a long term trend.

Blended ARPU was VND46,000 in the quarter due to high level of promotional activities and carry-over offers from the launch period. This ARPU is therefore not necessarily reflective of the current level attainable on an ongoing basis with reduced bonus airtime offers. Current marginal blended ARPU is in the region of VND65,000.

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Blended MOU on a gross basis was 115 minutes representing both inbound and outbound minutes including promotional minutes. Excluding promotional minutes the MOU was 35 minutes.

It has been widely reported in press reports that a new licence may be issued in the future. The market is already highly competitive with six mobile operators competing hence the emergence of a new operator may cause us to review our future investment plans in the country.

Hong Kong and Macau

During the quarter our Hong Kong and Macau mobile operations added approximately 51,000 net additions, mainly as 3G postpaid contracts, increasing the combined customer base to 2.3 million including approximately 264,000 in Macau. Despite high mobile penetration rates in both markets the operations continued to record year on year customer growth of almost 10%. We are making further progress on the quality of the base with postpaid customers now accounting for 71.1% of the combined base. This is primarily driven by the continued growth of the 3G customer base in Hong Kong, which at the end of the quarter had increased 9.1% to approximately 958,000, representing an estimated market share of over 50% providing a solid foundation for the healthy growth in data services demand and usage.

We continued to see postpaid ARPU strengthening. In Q3 postpaid ARPU was HK$216, representing a 5.9% year on year increase. Voice and non-voice usage both contributed to the higher ARPU, in particular we saw postpaid MOU rise 2.7% in the quarter to 691 minutes.

Israel

During the quarter our Israeli operations, Partner Communications Company Ltd. (“Partner”) recorded 63,000 net additions in its customer base with 82.5% from postpaid. The churn rate continued to be controlled at 1.1% per month during the quarter, which took the customer base up to approximately 2,796,000. The number of 3G customers grew 22.9% quarter on quarter and reached almost 488,000 at the end of the quarter, accounting for approximately 17.5% of the customer base.

Postpaid customers increased 2.6% to 2.0 million and represented approximately 71.7% of the customer base.

The blended ARPU was NIS165, an increase of 5.1% from NIS157 in the previous quarter reaffirming seasonal usage patterns. This is also in line with the ARPU for the same period last year despite the regulatory mandated changes in interconnection rates.

MOU continued to show progress during the quarter, recording a 3.6% increase to approximately 343 minutes.

Thailand

Hutchison CAT Wireless MultiMedia Ltd., our Thailand operations recorded customer growth of 11.1% quarter on quarter to approximately 884,000. Growth was mainly in the prepaid segment and so despite the good customer growth, it did not translate into a corresponding increase in turnover. The postpaid base remained at around 39.1% of the total customer base. Whilst we have a relatively high ratio of postpaid customers, we expect faster customer growth to come from the prepaid market in the future.

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ARPU and Average Revenue Per Minute (“ARPM”) were lower than that of the previous quarter because of competitive pricing schemes in the market. The prepaid ARPU for the quarter fell 8.5% to THB183 on lower usage while the postpaid ARPU fell 3.3% to THB815 reflecting an industry-wide trend.

We continue to make progress in stabilising both postpaid and prepaid churn. Postpaid churn was 3.4% in the quarter whilst prepaid churn was 6.9%.

Sri Lanka

Our Sri Lankan operations, Hutchison Telecommunications Lanka (Private) Limited (“HTLL”), made excellent progress in the quarter, passing the one million customer mark. HTLL reported net additions of 183,000 customers during the quarter, or a 22.3% quarter on quarter increase taking the total base to approximately 1,002,000 at the end of September. The customer base is more than double the level of a year ago and is continuing the momentum we have seen from the earlier part of the year.

During the quarter ARPU was LKR287, representing a 7.7% decline quarter on quarter. This was, however, driven by an 11.5% decline in MOU to 100 minutes per month rather than reduction in ARPM. The ARPM was 4.4% higher reversing a declining trend we saw in the previous three quarters.

Ghana

During the quarter our Ghanaian operations, Kasapa Telecom Limited, reported accelerated net customer additions of 34,000 or a 14.3% quarter on quarter increase, bringing the customer base to approximately 271,000. Growth from mobile accounted for 80.9% of the net additions taking the mobile customer base to 248,000, whilst the fixed wireless product “home work” added 6,500 during the quarter taking the customer base to 23,000.

ARPU was GHC79,000 which was 2.6% up quarter on quarter reflecting the results of a string of promotions in connection with better handset choices and tariff offers.

Outlook

We continued to see good performance from our core businesses in the third quarter of 2007. Indonesia continues to track our expectations however we are seeing slower progress in Vietnam.

Following our annual review we are planning capital expenditure of approximately HK$7.0 billion in 2008. The majority of the capital expenditure will be focused on the developing businesses of Indonesia, Vietnam and Sri Lanka which will account for approximately two thirds of the total capital expenditure in 2008.

FOK Kin-ning, Canning

Chairman

Hong Kong, 15 November 2007

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Disclaimer:

NON-GAAP MEASURES

While non-GAAP (generally accepted accounting principles) measures such as EBITDA and LBITDA are often used by companies as an indicator of operating performance, they are not expressly permitted measures under GAAP in Hong Kong and may not be comparable to similarly titled measures for other companies. Accordingly, such non-GAAP measures should not be considered as an alternative to operating income as an indicator of the operating performance of the Group or as an alternative to cash flows from operating activities as a measure of liquidity. The use of non-GAAP measures is provided solely to enhance the overall understanding of the Group’s current financial performance. Additionally because the Group has historically reported certain non-GAAP results to investors, the Group considers the inclusion of non-GAAP measures provides consistency in our financial reporting.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

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Unaudited Key Performance Indicators for Third Quarter 2007

Customer Base Q3 2007 Q2 2007 Q1 2007 Q4 2006 Q3 2006

30 September 2007 30 June 2007 31 March 2007 31 December 2006 30 September 2006

Total Postpaid Prepaid Total Postpaid Prepaid Total Postpaid Prepaid Total Postpaid Prepaid Total Postpaid Prepaid

Country (‘000) (‘000) (‘000) (‘000) (‘000) (‘000) (‘000) (‘000) (‘000) (‘000) (‘000) (‘000) (‘000) (‘000) (‘000)

Hong Kong (incl Macau) 2,290 1,629 661 2,239 1,590 649 2,199 1,557 642 2,139 1,513 626 2,088 1,475 613

Israel 2,796 2,004 792 2,733 1,952 781 2,703 1,920 783 2,669 1,888 781 2,626 1,854 772

Thailand 884 346 538 796 317 479 747 306 441 728 311 417 737 318 419

Sri Lanka 1,002 — 1,002 819 — 819 685 — 685 559 — 559 488 — 488

Ghana 271 — 271 237 — 237 218 — 218 200 — 200 173 — 173

Vietnam 185 11 174 — — — — — — — — — — — —

Indonesia 1,627 2 1,625 — — — — — — — — — — — —

Total 9,055 6,824 6,552 6,295 6,112

Notes:

(1) A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”)

that has access to the network for any purpose, including voice, data or video services.

(2) Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.

(3) Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end.

A new prepaid customer is recognised upon making the first call or registration/activation.

(4) All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.

(5) All numbers quoted as at last day of the quarter.

(6) The data for Hong Kong and Israel relate to both 2G and 3G services.

ARPU1 Q3 2007 Q2 2007 Q1 2007 Q4 2006 Q3 2006

30 September 2007 30 June 2007 31 March 2007 31 December 2006 30 September 2006

Country Currency Blended Postpaid Prepaid Blended Postpaid Prepaid Blended Postpaid Prepaid Blended Postpaid Prepaid Blended Postpaid Prepaid

Hong Kong (incl Macau) HKD 162 216 29 160 214 27 152 204 27 156 208 29 151 204 28

Israel NIS 165 157 153 159 164

Thailand THB 434 815 183 463 843 200 501 893 220 538 913 252 545 923 251

Sri Lanka LKR 287 — 287 311 — 311 337 — 337 341 — 341 373 — 373

Ghana GHC (‘000) 79 — 79 77 — 77 83 — 83 92 — 92 92 — 92

Notes:

(1) The monthly Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the month divided by the simple average number of activated customers for the month.

The monthly ARPU for the quarter represents the average of the monthly ARPU in the quarter.

(2) Service Revenues are defined as the direct recurring service revenues plus roaming revenues.

(3) The data for Hong Kong and Israel relate to both 2G and 3G services.

MOU1 Q3 2007 Q2 2007 Q1 2007 Q4 2006 Q3 2006

30 September 2007 30 June 2007 31 March 2007 31 December 2006 30 September 2006

Country Blended Postpaid Prepaid Blended Postpaid Prepaid Blended Postpaid Prepaid Blended Postpaid Prepaid Blended Postpaid Prepaid

Hong Kong (incl Macau) 506 691 51 490 673 47 475 653 47 489 671 49 474 659 48

Israel 343 331 323 316 322

Thailand 686 1,160 377 676 1,059 410 697 1,039 451 754 1,050 530 731 973 543

Sri Lanka 100 — 100 113 — 113 123 — 123 120 — 120 123 — 123

Ghana 108 — 108 107 — 107 104 — 104 111 — 111 113 — 113

Notes:

(1) The monthly Minutes of Use (“MOU”) is calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming)

for the month divided by the simple average number of activated customers for the month. The monthly MOU for the quarter represents the average of the monthly MOU in the quarter.

(2) The data for Hong Kong and Israel relate to both 2G and 3G services.

Churn1 Q3 2007 Q2 2007 Q1 2007 Q4 2006 Q3 2006

30 September 2007 30 June 2007 31 March 2007 31 December 2006 30 September 2006

Country Blended Postpaid Prepaid Blended Postpaid Prepaid Blended Postpaid Prepaid Blended Postpaid Prepaid Blended Postpaid Prepaid

Hong Kong (incl Macau) 3.9% 1.8% 8.2% 3.7% 1.7% 7.7% 4.3% 1.7% 9.2% 4.7% 1.8% 10.1% 4.0% 1.8% 7.8%

Israel 1.1% 1.2% 1.5% 1.3% 1.2%

Thailand 5.5% 3.4% 6.9% 6.5% 3.9% 8.2% 6.6% 4.2% 8.2% 7.0% 4.5% 9.0% 6.8% 4.9% 8.4%

Sri Lanka 2.2% — 2.2% 2.8% — 2.8% 2.5% — 2.5% 2.3% — 2.3% 2.2% — 2.2%

Ghana 2.9% — 2.9% 3.0% — 3.0% 2.1% — 2.1% 2.4% — 2.4% 2.0% — 2.0%

Notes:

(1) The monthly churn % is calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the month divided by the simple average number of activated customers for the month. The monthly churn % for the quarter represents the average of the monthly churn rates in the quarter.

(2) The data for Hong Kong and Israel relate to both 2G and 3G services.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

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As at the date of this announcement, the Directors of the Company are:

Executive Directors:	Independent Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. KWAN Kai Cheong
Mr. Tim PENNINGTON	Mr. John W. STANTON
Mr. Kevin WESTLEY
Non-executive Directors:
Mr. FOK Kin-ning, Canning (Chairman)	Alternate Directors:
Mr. Frank John SIXT	Mrs. CHOW WOO Mo Fong, Susan
Mr. Michael John O’CONNOR	(Alternate to Mr. Fok Kin-ning, Canning
Mr. Aldo MAREUSE	and Mr. Frank John Sixt)
Mr. Amr EL-BAYOUMI
(Alternate to Mr. Michael John O’Connor)
Mr. Ragy SOLIMAN
(Alternate to Mr. Aldo Mareuse)
Mr. CHAN Ting Yu
(Alternate to Mr. Dennis Pok Man Lui)
Mr. WOO Chiu Man, Cliff
(Alternate to Mr. Tim Pennington)

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 15 November 2007

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Exhibit 1.2

Hutchison Telecom announces unaudited key performance indicators for the third quarter ended 30 September 2007

Strong growth momentum drives customer base growth to 9.1 million

Signs memorandum of understanding with CAT Telecom

HONG KONG, 15 November 2007 - Hutchison Telecommunications International Limited (SEHK: 2332; NYSE: HTX; “Hutchison Telecom” or “the Group”) today announced its unaudited key performance indicators for the quarter ended 30 September 2007 with all major operations reporting solid progress.

The Group’s total customer base rose 32.7% during the quarter to 9.1 million. The increase reflects not only the first time contribution from Indonesia and Vietnam which reported a customer base of over 1.6 million and 185,000 respectively, but also a continued growth trend in Hong Kong and Israel where the company’s differentiated 3G offerings have continuously attracted a premium base of postpaid customers. The 3G customer base in Hong Kong climbed 9% to about 958,000 at the end of the quarter, taking the estimated 3G market share to over 50%. Sri Lanka and Thailand also delivered a strong quarterly growth reporting a 22% and 11% increase respectively.

Profit attributable to equity holders for the quarter was HK$146 million. For the nine month period ended 30 September 2007 profit attributable to equity holders was HK$70,234 million including the one time gain on disposal. Profit attributable to equity holders from continuing operations was HK$203 million, compared to a loss of HK$891 million in the nine months ended 30 September 2006.

Dennis Lui, Chief Executive Officer of Hutchison Telecom, said: “We are delighted to present a set of encouraging operational parameters which reflect the Group’s strength to deliver growth in markets with challenging dynamics. Indonesia continued the progress it made in the early stages of operation ending the quarter with 1.6 million customers. Hong Kong and Israel continued to show the benefits of 3G market leadership, providing a solid foundation for exciting growth in data services demand and usage.”

“We also take pride to report that our Sri Lankan operation has passed the one million customer mark during the quarter, positioning it favourably for accelerated growth expected to be seen in the remainder of the year.”

On 9 November 2007, Hutchison Telecom signed a non-binding memorandum of understanding (‘MOU’) with CAT Telecom Public Company Limited (‘CAT Telecom’) in respect of the restructuring of their existing joint venture company. The MOU provides the Group that its Thailand joint venture will market network services nationwide through the merge of the networks of the two parties, enabling customers to enjoy seamless high speed CDMA service across Thailand. CAT Telecom will own, operate and maintain the merged network.

Dennis Lui, Chief Executive Officer of Hutchison Telecom said: “This is an important step forward in our Thailand venture. By expanding our footprint and merging the two networks we can offer better and more competitive services. We look forward to working together with CAT Telecom and expect this partnership to bring long term benefit to not only the customers but also the shareholders of both companies.”

In the lead up to 2008 Hutchison Telecom announced its planned capital expenditure for the Group of approximately HK$7 billion for the year. The majority of the capital expenditure will be focused on the developing businesses of Indonesia, Vietnam and Sri Lanka.

- End -

For enquiries, please contact:

Mickey Shiu

Corporate Communications / Investor Relations

Hutchison Telecom

Work: (852) 2128 3107

Mobile: (852) 9092 8233

E-mail: mickeyshiu@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (‘Hutchison Telecom’ or ‘the Group’) is a leading global provider of telecommunication services. The Group currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates mobile telecommunication services in Macau, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam. It was the first provider of 3G mobile services in Hong Kong and Israel. Its leading brands include “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332. A subsidiary of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is committed to providing superior telecommunication services in dynamic markets. For more information about Hutchison Telecom, see www.htil.com.

Cautionary Statements

This press release contains forward-looking statements. Statements that are not historical facts, including statements about the beliefs and expectations of Hutchison Telecommunications International Limited (‘the Company’), are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks, uncertainties and assumptions. The Company cautions you that if these risks or uncertainties ever materialise or the assumptions prove incorrect, or if a number of important factors occur or do not occur, the Company’s actual results may differ materially from those expressed or implied in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from the Company’s forward-looking statements can be found in the Company’s filings with the United States Securities and Exchange Commission.

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Unaudited Key Performance Indicators for Third Quarter 2007

Customer Base Q3 2007 Q2 2007 Q1 2007 Q4 2006 Q3 2006

30 September 2007 30 June 2007 31 March 2007 31 December 2006 30 September 2006

Total Postpaid Prepaid Total Postpaid Prepaid Total Postpaid Prepaid Total Postpaid Prepaid Total Postpaid Prepaid

Country (‘000) (‘000) (‘000) (‘000) (‘000) (‘000) (‘000) (‘000) (‘000) (‘000) (‘000) (‘000) (‘000) (‘000) (‘000)

Hong Kong (incl Macau) 2,290 1,629 661 2,239 1,590 649 2,199 1,557 642 2,139 1,513 626 2,088 1,475 613

Israel 2,796 2,004 792 2,733 1,952 781 2,703 1,920 783 2,669 1,888 781 2,626 1,854 772

Thailand 884 346 538 796 317 479 747 306 441 728 311 417 737 318 419

Sri Lanka 1,002 — 1,002 819 — 819 685 — 685 559 — 559 488 — 488

Ghana 271 — 271 237 — 237 218 — 218 200 — 200 173 — 173

Vietnam 185 11 174 — — — — — — — — — — — —

Indonesia 1,627 2 1,625 — — — — — — — — — — — —

Total 9,055 6,824 6,552 6,295 6,112

Notes:

(1) A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”)

that has access to the network for any purpose, including voice, data or video services.

(2) Postpaid Customers are defined as those whose mobile telecommunications service usage is paid in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.

(3) Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end.

A new prepaid customer is recognised upon making the first call or registration/activation.

(4) All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.

(5) All numbers quoted as at last day of the quarter.

(6) The data for Hong Kong and Israel relate to both 2G and 3G services.

ARPU1 Q3 2007 Q2 2007 Q1 2007 Q4 2006 Q3 2006

30 September 2007 30 June 2007 31 March 2007 31 December 2006 30 September 2006

Country Currency Blended Postpaid Prepaid Blended Postpaid Prepaid Blended Postpaid Prepaid Blended Postpaid Prepaid Blended Postpaid Prepaid

Hong Kong (incl Macau) HKD 162 216 29 160 214 27 152 204 27 156 208 29 151 204 28

Israel NIS 165 157 153 159 164

Thailand THB 434 815 183 463 843 200 501 893 220 538 913 252 545 923 251

Sri Lanka LKR 287 — 287 311 — 311 337 — 337 341 — 341 373 — 373

Ghana GHC (‘000) 79 — 79 77 — 77 83 — 83 92 — 92 92 — 92

Notes:

(1) The monthly Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the month divided by the simple average number of activated customers for the month.

The monthly ARPU for the quarter represents the average of the monthly ARPU in the quarter.

(2) Service Revenues are defined as the direct recurring service revenues plus roaming revenues.

(3) The data for Hong Kong and Israel relate to both 2G and 3G services.

MOU1 Q3 2007 Q2 2007 Q1 2007 Q4 2006 Q3 2006

30 September 2007 30 June 2007 31 March 2007 31 December 2006 30 September 2006

Country Blended Postpaid Prepaid Blended Postpaid Prepaid Blended Postpaid Prepaid Blended Postpaid Prepaid Blended Postpaid Prepaid

Hong Kong (incl Macau) 506 691 51 490 673 47 475 653 47 489 671 49 474 659 48

Israel 343 331 323 316 322

Thailand 686 1,160 377 676 1,059 410 697 1,039 451 754 1,050 530 731 973 543

Sri Lanka 100 — 100 113 — 113 123 — 123 120 — 120 123 — 123

Ghana 108 — 108 107 — 107 104 — 104 111 — 111 113 — 113

Notes:

(1) The monthly Minutes of Use (“MOU”) is calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming)

for the month divided by the simple average number of activated customers for the month. The monthly MOU for the quarter represents the average of the monthly MOU in the quarter.

(2) The data for Hong Kong and Israel relate to both 2G and 3G services.

Churn1 Q3 2007 Q2 2007 Q1 2007 Q4 2006 Q3 2006

30 September 2007 30 June 2007 31 March 2007 31 December 2006 30 September 2006

Country Blended Postpaid Prepaid Blended Postpaid Prepaid Blended Postpaid Prepaid Blended Postpaid Prepaid Blended Postpaid Prepaid

Hong Kong (incl Macau) 3.9% 1.8% 8.2% 3.7% 1.7% 7.7% 4.3% 1.7% 9.2% 4.7% 1.8% 10.1% 4.0% 1.8% 7.8%

Israel 1.1% 1.2% 1.5% 1.3% 1.2%

Thailand 5.5% 3.4% 6.9% 6.5% 3.9% 8.2% 6.6% 4.2% 8.2% 7.0% 4.5% 9.0% 6.8% 4.9% 8.4%

Sri Lanka 2.2% — 2.2% 2.8% — 2.8% 2.5% — 2.5% 2.3% — 2.3% 2.2% — 2.2%

Ghana 2.9% — 2.9% 3.0% — 3.0% 2.1% — 2.1% 2.4% — 2.4% 2.0% — 2.0%

Notes:

(1) The monthly churn % is calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the month divided by the simple average number of activated customers for the month. The monthly churn % for the quarter represents the average of the monthly churn rates in the quarter.

(2) The data for Hong Kong and Israel relate to both 2G and 3G services.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records. Investors are cautioned not to unduly rely on such data.

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